UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARBONITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number)

Jeffrey D. Adelman

Vice President, General Counsel and Secretary

j2 Global, Inc.

6922 Hollywood Blvd., Suite 500

Los Angeles, California 90028

(323) 860-9200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 4 Pages

1	Names of Reporting Persons j2 Global, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,539,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,539,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,920
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.42%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by j2 Global, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on November 5, 2012 and amended on December 3, 2014 (as amended, the “Statement”), related to the Common Stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Two Avenue de Lafayette, Boston, Massachusetts 02111.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On December 10, 2014, the Reporting Person delivered to the Issuer a letter (the “December 10 Letter”) relating to its previous Proposal dated December 2, 2014.

The foregoing description of the December 10 Letter is qualified in its entirety by reference to the December 10 Letter, a copy of which is attached hereto as Exhibit I and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and supplemented as follows:

(c) The Reporting Person did not effect any transactions in Shares during the past 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit I – December 10 Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2014	j2 GLOBAL, INC.

	By:	/s/ Jeffrey D. Adelman
	Name:	Jeffrey D. Adelman
	Title:	Vice President, General Counsel and Secretary